CRA INTERNATIONAL, INC.
200 CLARENDON STREET
BOSTON, MA 02116

May 22, 2019

VIA EDGAR

Division of Corporate Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Attn:   Robert Shapiro

Re:                           CRA International, Inc.
Form 10-K for Fiscal Year Ended December 29, 2018
Filed February 28, 2019
Form 10-Q for Fiscal Quarter Ended March 30, 2019
Filed May 2, 2019
File No. 000-24049

Dear Mr. Shapiro:

This letter is submitted by and on behalf of CRA International, Inc. (“we” or “CRA”) in response to the comment of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission set forth in your letter to us dated May 13, 2019.

For reference purposes, the text of your letter has been reproduced herein with responses below each numbered comment.

Form 8-K Filed May 2, 2019

Exhibit 99.1
Unaudited Condensed Consolidated Statements of Operations Including a Reconciliation to Non-GAAP Results
For the Quarter Ended March 30, 2019 Compared to the Quarter Ended March 31, 2018, page 6

1.              We note your presentation of full non-GAAP income statements in your earnings release.  Your presentation does not appear in compliance with Question 102.10 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures (updated April 4, 2018) and Item 10(e)(1)(i)(A) of Regulation S-K which precludes presenting a full non-GAAP income statement when reconciling non-GAAP measures to the most directly comparable GAAP measures since it places undue prominence on the non-GAAP measures and may give the impression that the non-GAAP income statement is a comprehensive basis of accounting.  Please confirm that you will not present full non-GAAP income statements in future earnings releases filed under Form 8-K and related exhibits therein.

Response to Comment No. 1

CRA acknowledges the Staff’s comment and confirms that it will not present full non-GAAP income statements in future earnings releases filed under Form 8-K and related exhibits therein.

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If you have any questions regarding this letter or if you require additional information, please do not hesitate to call me at (617) 425-3338.

Sincerely

/s/ Paul A. Maleh

Paul A. Maleh
President and Chief Executive Officer

cc:                                Mr. Joseph Cascarano, Senior Staff Accountant
Mr. Chad M. Holmes, Executive Vice President, Chief Financial Officer and Treasurer
Mr. Jonathan D. Yellin, Esq., Executive Vice President and General Counsel
Mr. William R. Kolb, Esq., of Foley Hoag LLP